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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3
                                 Amendment No. 3


           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         STAR MULTI CARE SERVICES, INC.
                         ------------------------------
                                (Name of Issuer)


       Star Multi Care Services, Inc., Stephen Sternbach and Matthew Solof
       -------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)


                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                               CUSIP #855156 30 3
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement

  Stephen Sternbach,                               Lawrence A. Muenz, Esquire
  Chairman of the Board and President              Meritz & Muenz LLP
  Star Multi Care Services, Inc.                   Three Hughes Place
  33 Walt Whitman Road                             Dix Hills, New York 11746
  Suite 302                                       (631) 242-7384
  Huntington Station, NY 11746
 (631) 423-6689


This statement is filed in connection with (check the appropriate box):

  a     /X/    The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2),
               Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule
               13e- 3(c)(Section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
  b     / /    The filing of a registration statement under the Securities Act of 1933.
  c     / /    A tender offer.
  d     / /    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

Check the following box if the filing is a final amendment reporting the results of the transaction: / /

                            Calculation of Filing Fee

TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
$2,038,971                                              $253.92

* The "Transaction Valuation" amount referred to above is approximately the product of 16,182,309, shares of old common stock to split at a fair market value of $0.126, the cash price per share to be paid for fractional shares of old common stock.


** In accordance with the Securities Act of 1934, as amended, the Filing Fee is determined by multiplying the Transaction Valuation of $96,599 (as reported in the initial filing on January 23, 2004) by .0000809, and by multiplying the additional Transaction Valuation of $1,942,372 (as reported in Amendment No. 1) by .00012670.


/ / Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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

                                  INTRODUCTION

This Going-Private Transaction Statement (the "Statement") is being filed by STAR MULTI CARE SERVICES, INC., a New York corporation (the "Company"), Stephen Sternbach, Chairman of the Board and President of the Company and Matthew Solof, an individual pursuant to Section 13(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended and Rule 13e-3 thereunder in connection with a 1 for 55,000 reverse split of the Company's common stock, par value $0.001 (the "Common Stock"), with a cash payment in lieu of fractional shares (the "Reverse Split"). This Statement is intended to satisfy the reporting requirements of
Section 13(e) of the Exchange Act.

An Information Statement of the Company relating to the Special Meeting of Shareholders (the "Information Statement") is being filed concurrently with this filing. Except as otherwise set forth below, the information set forth in the Information Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of this Schedule 13e-3.

Item 1. SUMMARY TERM SHEET. The information required by this Item 1 is incorporated by reference to the section of the Information Statement captioned "SUMMARY TERM SHEET".

Item 2. SUBJECT COMPANY INFORMATION. The information required by this Item 2 is incorporated by reference to the section of the Information Statement captioned "INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS".

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) NAME AND ADDRESS. The filing person is the subject company, Star Multi Care Services, Inc., 33 Walt Whitman Road, Suite 302, Huntington Station, NY 11746. The telephone number at the Company's principal place of business is (631) 423-6689.

               The executive officers of the Company are:

                         Stephen Sternbach
                         Chairman of the Board and President
                         33 Walt Whitman Road
                         Suite 302
                         Huntington Station, NY 11746
                         (631) 423-6689

                         David Schoenberg, Chief Financial Officer and Secretary 33 Walt Whitman Road
                         Suite 302
                         Huntington Station, NY 11746
                         (631) 423-6689

               The members of the Board of Directors of the Company are:

                         Stephen Sternbach
                         c/o Star Multi Care Services, Inc.
                         33 Walt Whitman Road
                         Suite 302
                         Huntington Station, NY 11746
                         (631) 423-6689

                         Charles Berdan
                         c/o Star Multi Care Services, Inc.
                         33 Walt Whitman Road
                         Suite 302
                         Huntington Station, NY 11746
                         (631) 423-6689

         (b)   BUSINESS AND BACKGROUND OF ENTITIES. Not applicable.

         (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. Star Multi Care Services, Inc. The information required by this Item 3(c) is incorporated herein by reference to the Part III Item 10 Executive Officers, Promoters and Control Persons; Compliance with Section 16 (a) of the Exchange Act of the Company's Form 10-K for the fiscal year ended May 31, 2003.

               Each director and executive officer is a citizen of the United States. No executive officer or director has been either (a) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         (d)   Stephen Sternbach
               Chairman of the Board, President and Chief Executive Officer Star Multi Care Services, Inc.
               33 Walt Whitman Road
               Suite 302
               Huntington Station, NY 11746

               For the past five years, Mr. Sternbach has served as Chairman of the Board, President and Chief Executive Officer of Star Multi Care Services, Inc.

               Mr. Sternbach has been neither (a) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

               Citizenship:  USA

               Matthew Solof
               President
               Landco Mortgage Bankers
               Suite 3009
               2116 Merrick Avenue
               Merrick, NY 11566

               Since 1991, Mr. Solof has been the President and Chief Executive Officer of AMI Group, a real estate development and acquisition company, and President and Chief Executive Officer of Mercantile Mortgage Association, a mortgage lending company. Since 1996 he has been President and Chief Executive Officer of Landco Mortgage Bankers, Inc., a New York State licensed mortgage banker.

               Mr. Solof has been neither (a) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

               Citizenship:  USA


         (d)   TENDER OFFER. Not applicable.

Item 4. TERMS OF THE TRANSACTION.

         (a)   MATERIAL TERMS.

               1.   Tender Offers: Not applicable.

               2. Mergers or Similar Transactions: The following information is provided with respect to the Reverse Split:

                    i. Description of the Transaction: The information required by this Item 4(a)(2)(i) is incorporated by reference to the sections of the Information Statement captioned "SUMMARY TERM SHEET", "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT", "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Fairness Of The Reverse Split", "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT
                         - Summary of the General Effects Of The Reverse Split", and "NO EXCHANGE OF STOCK CERTIFICATES REQUIRED".

                    ii. Consideration Offered to Security Holders: The information required by this Item 4(a)(2)(ii) is incorporated by reference to the sections of the Information Statement captioned "SUMMARY TERM SHEET", "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Introduction", "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Purposes and Reasons for the Proposed Reverse Split", "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT
                         - Background", "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Fairness Of The Reverse Split", and "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Summary of the General Effects Of The Reverse Split".

                    iii. Reasons for Engaging in the Transaction: The
                         information required by this Item 4(a)(2)(iii) is incorporated by reference to the sections of the Information Statement captioned "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Purposes and Reasons for the Proposed Reverse Split" and "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Background".

                    iv. Vote Required for Approval of the Transaction: The affirmative vote of the holders of a majority of the outstanding shares of the Company's stock is required to approve the Reverse Split.

                    v. Material Differences in Rights of Security Holders: The information required by this Item 4(2)(v) is incorporated by reference to the section of the Information Statement captioned "SPECIAL FACTORS RELATING TO THE REVERSE

                         SPLIT - Summary of the General Effects Of The Reverse Split".

                    vi.  Accounting Treatment: The information required by this
                         Item 4(a)(2)(vi) is incorporated by reference to the section of the Information Statement captioned "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Summary of the General Effects Of The Reverse Split". Further discussion of the accounting treatment of the Reverse Split would not be material to shareholders and therefore is not included.

                    vii. Federal Income Tax Consequences of the Transaction: The
                         information required by this Item 4(a)(2)(vii) is incorporated by reference to the section of the Information Statement captioned "FEDERAL INCOME TAX CONSEQUENCES".

         (b) DIFFERENT TERMS. There are no items or arrangements in the transaction that treat any Common Stock holders differently from other Common Stock holders, although shareholders holding fewer than 55,000 shares of Common Stock immediately prior to the Reverse Split will cease to be shareholders of the Company.

         (c) APPRAISAL RIGHTS. The Section of the Information Statement captioned "DISSENTERS' RIGHTS" is incorporated herein by reference. In addition, shareholders should refer to the copy of the dissenters' rights statute that is included as Appendix B to the Information Statement.

         (d) PROVISIONS FOR UNAFFILIATED SECURITIES HOLDERS. The Company has not made arrangements to provide unaffiliated shareholders with access to corporate files in connection with the Reverse Split but will consider written requests from shareholders for particular information.

         (e) ELIGIBILITY FOR LISTING OR TRADING. If the Reverse Split is effected, the Company will file an application with the Securities and Exchange Commission to suspend or terminate the registration of the Common Stock under the Exchange Act and will cause the listings of the Common Stock on the NASDAQ over the counter bulletin board to be terminated.

Item 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) TRANSACTIONS. The information required by this Item 5(a) is incorporated by reference to the section of the Information Statement captioned "INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS - Certain Transactions".

         (b)   SIGNIFICANT CORPORATE EVENTS. The information required by this
               Item 5(b) is incorporated by reference to the section of the Information Statement captioned "INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS - Certain Transactions"

         (c)   NEGOTIATIONS OR CONTACTS. None.

         (d) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information required by this Item 5(d) is incorporated by reference to the section of the Information Statement captioned "INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS".

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) USE OF SECURITIES ACQUIRED. Outstanding shares of the Company's existing Common Stock, par value $0.001, that would otherwise be converted into a fractional share of the Company's New Common Stock will be canceled; otherwise, no securities will be acquired in the transaction.

         (b)   PLANS.

               (1) There are no plans, proposals or negotiations that might result in any extraordinary transactions involving the Company or its subsidiaries, aside from the going private transaction described herein.

               (2)  None.

               (3)  None.

               (4)  None.

               (5)  None.

               (6) The Company's Common Stock is not currently listed on an exchange or quoted on an automated quotation system operated by a national securities association. If the Reverse Split is approved, and the Company deregisters under the Exchange Act, the Company's Common Stock will no longer be quoted on the NASD OTC Bulletin Board.

               (7) If the Reverse Split is approved, the transaction will result in the securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Act.

               (8) If the transaction is approved, the Company's obligation to file periodic reports under Section 15(d) of the Act will be suspended.

Item 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) PURPOSES. The information required by this Item 7(a) is incorporated by reference to the sections of the Information Statement captioned "SUMMARY TERM SHEET" and "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Purposes and Reasons for the Proposed Reverse Split".

         (b) ALTERNATIVES. The information required by this Item 7(b) is incorporated by reference to the sections of the Information Statement captioned "SUMMARY TERM SHEET" and "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Alternatives Considered by the Board of Directors".

         (c) REASONS. The information required by this Item 7(c) is incorporated by reference to the sections of the Information Statement captioned "SUMMARY TERM SHEET" and "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Purposes and Reasons for the Proposed Reverse Split".

         (d) EFFECTS. The information required by this Item 7(d) is incorporated by reference to the sections of the Information Statement captioned "SUMMARY TERM SHEET", "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Purposes and Reasons for the Proposed Reverse Split", "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT -Potential Disadvantages of the Reverse Split Transaction", "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Fairness Of The Reverse Split - AFFILIATES" and "FEDERAL INCOME TAX CONSEQUENCES".

Item 8. FAIRNESS OF THE TRANSACTION.

         (a) FAIRNESS. Star Multi Care Services, Inc., through its Board of Directors, and Stephen Sternbach and Matthew Solof reasonably believe that this Rule 13e-3 transaction is fair to unaffiliated shareholders for the reasons as stated in sections of the Information Statement captioned "SUMMARY TERM SHEET" and "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Fairness Of The Reverse Split", which are hereby incorporated by reference..

         (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information required by this Item 8(b) is incorporated by reference to the sections of the Information Statement captioned "SUMMARY TERM SHEET", "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Fairness Of The Reverse Split" and "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Alternatives Considered by the Board of Directors".

         (c) APPROVAL OF SECURITY HOLDERS. The transaction does not require the approval of a majority of the unaffiliated shareholders voting as a separate class. The transaction will require the majority of all outstanding shares of Common Stock to affirmatively vote in favor of the transaction.

         (d)   UNAFFILIATED REPRESENTATIVE. The information required by this
               Item 8(d) is incorporated by reference to the section of the Information Statement captioned "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Fairness Of The Reverse Split".

         (e) APPROVAL OF DIRECTORS. The information required by this Item 8(e) is incorporated by reference to the section of the Information Statement captioned "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Fairness Of The Reverse Split".

         (f) OTHER OFFERS. The information required by this Item 8(f) is incorporated by reference to the section of the Information Statement captioned "INFORMATION REGARDING THE COMPANY AND CERTAIN TRANSACTIONS - Certain Transactions".

Item 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)   REPORT, OPINION OR APPRAISAL. The information required by this
               Item 9(a) is incorporated by reference to the section of the Information Statement captioned "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Fairness Of The Reverse Split". The Company did not receive any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction.

         (b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. Not applicable.

         (c)   AVAILABILITY OF DOCUMENTS. Not applicable.

Item 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) SOURCE OF FUNDS. The information required by this Item 10(a) is incorporated by reference to the section of the Information Statement captioned "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Summary of the General Effects Of The Reverse Split -- Financial Effect".

         (b)   CONDITIONS. None

         (c) EXPENSES. The information required by this Item 10(a) is incorporated by reference to the section of the Information Statement captioned "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Summary of the General Effects Of The Reverse Split -- Financial Effect".

         (d)   BORROWED FUNDS. None

Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) SECURITIES OWNERSHIP. The information required by this Item 11(a) is incorporated by reference to Part III Item 12 Security Ownership of Certain Beneficial Owners and Management of the Company's Form 10-K for the fiscal year ended May 31, 2003.

         (b)   SECURITIES TRANSACTIONS. None

Item 12. THE SOLICITATION OR RECOMMENDATION.

         (a) INTENT TO TENDER VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Information Statement under the caption "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Fairness Of The Reverse Split" is incorporated herein by reference.

         (b) RECOMMENDATIONS OF OTHERS. The information set forth in the Information Statement under the caption "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Fairness Of The Reverse Split" is incorporated herein by reference.

Item 13. FINANCIAL STATEMENTS.

         (a) FINANCIAL INFORMATION. The financial information in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2003 is set forth in the Information Statement under the caption "Management's Discussion and Analysis of Financial Condition" and "Financial Statements" and is incorporated herein by reference.

         (b) PRO FORMA INFORMATION. The information set forth in the Information Statement under the caption "SPECIAL FACTORS RELATING TO THE REVERSE SPLIT - Summary of the General Effects Of The Reverse Split - Reduction in Authorized Common Stock" is incorporated herein by reference.

Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED. The information required by this Item 14 is incorporated by reference to the section of the Information Statement captioned "SPECIAL FACTORS

         RELATING TO THE REVERSE SPLIT - Summary of the General Effects Of The Reverse Split -- Financial Effect".

Item 15. ADDITIONAL INFORMATION. The information set forth in the Information Statement, the Company's 10-K for the fiscal year ended May 31, 2003 and Form 10-QSB for the period ended November 30, 2003 are incorporated by reference in this Item 15.

Item 16. EXHIBITS.

         (1) An Information Statement filed electronically by EDGAR with the Securities and Exchange Commission.

         (2) New York State Dissenters' Rights Statute (BCL Chapter 623) filed as Appendix B to the Information Statement filed electronically by EDGAR with the Securities and Exchange Commission.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 7, 2004
                                   STAR MULTI CARE SERVICES, INC.

                                   By: /s/ Stephen Sternbach
                                       ----------------------------------------
                                       Stephen Sternbach
                                       Chairman of the Board, President and
                                       Chief Executive Officer


Date: May 7, 2004

                                   By: /s/ Stephen Sternbach
                                       ----------------------------------------
                                       Stephen Sternbach



Date: May 7, 2004

                                   By: /s/ Matthew Solof
                                       ----------------------------------------
                                       Matthew Solof

                                  EXHIBIT INDEX

         (1) An Information Statement filed electronically by EDGAR with the Securities and Exchange Commission.

         (2) New York State Dissenters' Rights Statute (BCL Chapter 623) filed as Appendix B to the Information Statement filed electronically by EDGAR with the Securities and Exchange Commission.